03045185

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

Attn: Filing Desk - Stop 1-4

SUPPL

By Airmail

RECEIVED
DEC 10 2003
181
PROCESSING SECTION WASH. D.C.

1st December, 2003.

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 25th November 2003, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) a letter dated 1st December 2003 enclosing copies of the EMI Group Interim Report for the six months ended 30th September 2003, as has been posted to the Company's shareholders (and a copy of which is attached).

Yours faithfully,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

U.K Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

1st December, 2003.

Dear Sirs,

EMI Group plc

To comply with paragraph 9.31 of the Listing Rules, I enclose two copies of the EMI Group plc Interim Report for the six months ended 30th September 2003, which was posted to all of the Company's shareholders on 28th November and 1st December 2003.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI Group plc
Interim Report
30 September 2003

Overview

- Group operating profit (EBITA) £79.7m, up 0.9%, on Group turnover down 0.1%
- Adjusted pre-tax profit £39.4m, compared with a profit of £42.2m last year
- Adjusted diluted earnings per share up to 3.6p, compared with 2.9p last year
- Dividend declared at 2.0p per share

Financial Highlights

for the six months ended 30 September 2003 (unaudited)

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
Group turnover	**960.3**	961.5
EBITDA (i)	**98.7**	100.2
Group operating profit (EBITA) (ii)	**79.7**	79.0
Adjusted PBT (iii)	**39.4**	42.2
Profit before taxation	**11.9**	194.3
Adjusted diluted earnings per share (iv)	**3.6p**	2.9p
Basic earnings per share	**1.1p**	17.7p
Dividend per share	**2.0p**	2.0p
Return on sales (v)	**8.3%**	8.2%
Interest cover (vi)	**2.4x**	2.8x

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.
(ii) Group operating profit (EBITA) is before operating exceptional items and amortisation of goodwill and music copyrights.
(iii) Adjusted PBT is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.
(iv) Adjusted diluted earnings per share is before both operating and non-operating exceptional items and amortisation of goodwill and music copyrights.
(v) Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights as a percentage of Group turnover.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group finance charges.

Chairman's Statement

The results for the six months to 30 September 2003 show that EMI continued to make good progress in the first half of the fiscal year, delivering a small increase in operating profit and level sales in the context of a global recorded music industry decline of over 10%. It is most encouraging that, in these extremely challenging industry conditions, both of our businesses, Recorded Music and Music Publishing, maintained sales, operating profit and margins at similar levels to last year and outperformed the rest of the industry.

EMI Group
For the Group as a whole, operating profit before exceptional items (EBITA) increased 0.9% to reach £79.7m against £79.0m last year. Exchange rate effects were almost neutral, costing £0.1m. The benefit to our results from the stronger Euro was offset by the adverse impact of the weaker US Dollar. The EBITA result is based on turnover down 0.1% to £960.3m. Return on sales increased to 8.3% from 8.2% in the prior year. As a consequence, basic adjusted earnings per share increased to 3.6p per share from 2.9p per share last year.

The profit before tax, amortisation and exceptional items (adjusted PBT) for the six months of £39.4m compares to £42.2m last year. The decline is entirely driven by an increase in interest charges that is a direct consequence of the move to longer-term debt and the additional interest payable arising from a credit rating downgrade at the end of the prior fiscal year.

The Group is reporting operating exceptional costs of £21.8m, as well as £1.7m shown as exceptional finance charges and non-operating exceptional credits of £20.5m. The net tax credit in respect of these items is £5.8m. The operating exceptional charge comprises the cost to EMI of the unprecedented returns in Japan of £16.9m and £4.9m in respect of the reorganisation of Music Publishing. The non-operating exceptional credit is entirely in respect of gains on sale of properties.

The profit after taxation, amortisation and exceptional costs and minority interests was £8.8m compared to the previous year's higher level of £138.4m, which included after-tax profits of £136.6m from the sale of HMV Group plc shares and other assets.

Especially pleasing in the half year was the improvement in cash flow. Good cash management and the earlier sale of non-core assets allowed us to make further investments in Jobete (the Motown catalogue), in new technology, as well as in our artists, and still end the half year with net borrowings £137.7m lower than a year earlier.

Under the leadership of CFO Roger Faxon, the Group successfully restructured its debt, completing a programme in October to diversify sources of funding and extend debt maturity. The strong acceptance of our debt offerings demonstrates the financial community's appetite for our credit and confidence in our disciplined approach to managing the business, now and for the future.

The Board has declared an interim dividend of 2.0p per share, in line with last year.

Recorded Music

The step change in our Recorded Music division's strategy and performance, so evident in 2002/03, has continued in 2003/04. With improved creative output, Recorded Music realised gains in its share of industry sales, reaching 12.9% industry share globally, with a particularly good performance in North America where share rose to 11.0%. By delivering music that consumers wanted to buy, EMI achieved flat sales within a very challenging environment.

EBITA before exceptional items and after central costs grew from £28.0m to £28.2m. A key driver was the major step forward in profitability in North America where a loss in the first half of last year was transformed into a sizeable profit this year. Disappointingly, the performance in Japan declined substantially, due in part to an anticipated weaker release schedule as well as the effects of difficult industry conditions. The major regions of UK and Ireland and Continental Europe both showed increased profitability.

In addition, the second phase of restructuring activity, which Alain Levy and David Munns outlined in March 2002, is now well under way. The elements of this phase comprise enhanced IT support to the business, harnessing the digital revolution to the benefit of the business and transforming the division from a record company to a music company. We are now seeing the first deliverables of these projects which will fuel the division's future growth.

Music Publishing

Our Music Publishing division has once again delivered strong results, overcoming the pressures of the declining recorded music industry. For the half year, EBITA before exceptional items and after central costs grew from £51.0m to £51.5m on sales 0.2% down to £201.7m. Our Continental European businesses performed particularly well during the half. Under the leadership of Martin Bandier, EMI Music Publishing achieved strong growth in performance and synchronisation revenues, offsetting a downturn in mechanical revenue.

Recognising the changing and challenging environment, the Music Publishing division launched a reorganisation programme designed to enhance efficiency and take cost out of the business. This resulted in a one-off exceptional charge of £4.9m in the period but is expected to lead to good ongoing cost savings. The components of the programme are headcount reductions in excess of 5.0% of the staff at the outset, and an increased focus on technologies that can provide more automation and efficiency.

Continuing discussions on a potential transaction

EMI announced on 22 September that it had entered non-exclusive discussions with Time Warner Inc. about a possible transaction involving the recorded music division of the Warner Music Group. Those discussions have progressed well and are at an advanced stage. We have made a firm proposal to Time Warner which, we believe, would create substantial value for the shareholders of both companies. As soon as we are able, we will make a further announcement. It would be inappropriate to say more at this time.

Eric Nicoli
Chairman

Recorded Music
Operating Review

The six months ended 30 September 2003 saw the continuation of the turnaround in performance that was evident in 2002/03. The background to the performance was a further fall in the global music industry, with a decline of 10.4% in the half year. Each of the geographic regions saw declines in industry size over the last six months. Within this environment, EMI improved global industry share by about 1 percentage point to reach 12.9% and, as a result, sales were almost flat at £758.6m against £759.3m last year. Exchange effects were favourable at £3.2m but, even at constant exchange rates, the turnover decline was restricted to £3.9m or 0.5%.

The range of the top-selling albums was encouraging; strong sell through on earlier releases from Norah Jones and Coldplay was complemented by new releases from established artists like Robbie Williams, Radiohead and Pur and by breakthroughs from Chingy, Stacie Orrico and The Thrills.

Before central costs, EBITA grew from £35.2m to £36.7m, whilst after these costs, it grew from £28.0m to £28.2m. Growth at constant exchange rates was £0.1m higher.

One of the strongest achievements of the period was the continued improvement in our performance in North America where EBITA grew from a loss to a profit, as our industry share increased from 9.6% to 11.0% for the half. Each of the main business units reported improved results as the benefits from the widespread restructuring programme of the previous eighteen months were felt. In particular, Capitol Records posted a strong increase in sales with releases from such artists as Chingy, The Beach Boys and Radiohead.

The Latin American recorded music industry continued to struggle, with a decline of 19.0%. It was disappointing to see the Brazilian industry, which had recovered in 2002/03, turn down again in the last six months.

In the UK and Ireland, our business continued to perform very well. Growth was achieved in EBITA, even after a strong prior-year performance, as a schedule of releases from, amongst others, Radiohead, Robbie Williams, Blur and Iron Maiden sold strongly.

In Continental Europe, our performance in sales and EBITA was flat over the previous year, which is a commendable result given the industry conditions. We witnessed some strong local releases from Pur, IAM and Helmut Lotti. Even though most territories recorded a higher share than they did in 2002/03, the two main countries, France and Germany, each experienced industry declines of about 20%.

The disappointment of the period was in Japan. Continuing industry declines caused an unprecedented level of returns for the industry. Retailers undertook a major destocking, exacerbated by amended trading terms, in the early part of the first half. As a result, we had to take a £16.9m exceptional charge. Our Japanese business was expected to see a decline as its release schedule for this half was not comparable to that of the prior year. While releases from 175R and the American artist Stacie Orrico met with strong consumer acceptance, other releases had sales that were lower than expected.

In business development, we continue to make progress in two areas. First, through intensive investment in technology, we are transforming the ways we manage our music and do business. Secondly, we are continuing to make strides in developing our digital distribution platform.

Both physical and online piracy continue to be a major problem for the industry. A flood of blank CDRs, mainly coming from Asia, has fuelled physical piracy in many parts of the world and is contributing to industry declines. In the online world, even though the US industry has shown a small decline in illegal file sharing as a result of industry action, online piracy continues to do massive damage.

We will continue to need heavy investment in preventative measures, government lobbying and consumer education in the coming years, as well as robust legitimate online services to meet consumer demand.

Our second-half release schedule includes albums from Janet Jackson, Norah Jones, Renaud, Utada Hikaru, The Beatles, Coldplay, Kylie Minogue, Tiziano Ferro, Atomic Kitten and Blue.

Alain Levy
Chairman and CEO,
EMI Recorded Music

Music Publishing
Operating Review

EMI Music Publishing has once again delivered strong results in a difficult environment, demonstrating the versatility and flexibility of our catalogue and our continued ability to identify and develop new uses for our songs. Sales for the six months, at £201.7m, were 0.2% down on the prior year, of which adverse currency exchange movements accounted for 0.1%.

Before central costs, EBITA grew from £52.5m to £53.3m. EBITA after central costs was up 1.0% at £51.5m, at both constant currency exchange and actual rates. The operating margin in the first half of 2003/04 was 26.4% against 26.0% in the same period of 2002/03, reflecting favourable variations in revenue streams as well as tight cost control.

Underlying the achievement of broadly flat turnover is EMI Music Publishing's continuing ability to generate new and additional uses of music so as to reduce its reliance on mechanical revenues, which are primarily derived from the sales of recorded music. Mechanical revenues declined year on year and now account for 51.0% of total revenues. Performance revenues, earned from the public performance of songs, show a good increase and now contribute 26.0% of total revenues. Synchronisation revenues, which are generated from the use of songs in audiovisual works such as advertisements, television programmes, films and computer games, grew strongly and now represent 15.0% of divisional turnover. Other revenues also moved upwards and now contribute 8.0% of the total.

On a geographic basis the most notable profit improvements were in Continental Europe, particularly in France, Italy and Belgium. Contributing to the first half success around the world were Pink, Pharrell Williams, Alan Jackson, Sean Paul and Evanescence.

Revenue from theatre productions has assumed a significant importance in recent years. *We Will Rock You* and *Mamma Mia* continue to be successful shows in the US and London; and the former opened recently in both Spain and Australia. Rod Stewart's *Tonight's The Night* has also opened well in London. Songs licensed to EMI feature in all of these performances.

Within the period we launched a reorganisation programme that has the objectives of increasing the division's efficiency and lowering costs. The key components are headcount reduction and the decommissioning of systems which are now obsolete. The cost in the period was £4.9m, which has been reported as an operating exceptional item. This programme offers an attractive payback, including a modest contribution to these results.

The acquisition of a further 30.0% stake in Jobete was completed in April 2003. We are delighted to increase our ownership of this successful catalogue of Motown hits, featuring writers such as Smokey Robinson, Marvin Gaye and Stevie Wonder.

The second half will see releases from a range of artists including Sting, Ludacris, Alicia Keys, Enrique Iglesias, Jay-Z, Texas, Busted and Pink.

Martin Bandier
Chairman and CEO,
EMI Music Publishing

Financial Review

Group turnover decreased by £1.2m to £960.3m in the first half of the year (at constant currency the decrease was £4.1m). This comprises a decrease in first-half sales in Recorded Music of 0.1% (decrease at constant currency of 0.5%) and a decrease of 0.2% in Music Publishing (decrease at constant currency of 0.1%). Turnover in North America grew by 5.0% at constant currency over the first half of the prior year.

Group operating profit before exceptional items (EBITA) for the first half grew by 0.9% to £79.7m (at constant currency an increase of 1.0%). Both divisions contributed to this increase. The Recorded Music contribution, after allocation of central costs, grew from £28.0m to £28.2m, whilst the Music Publishing contribution grew from £51.0m to £51.5m. The operating profit in North America grew from £19.9m to £43.2m (£46.3m at constant currency) driven by a significant increase in the Recorded Music business. On the other hand, the result in Asia Pacific fell from £23.2m to £1.7m (£1.2m at constant currency).

Group finance charges before exceptional items increased from £36.0m in the first six months of 2002/03 (excluding our share of HMV Group plc's costs) to £40.1m. The increase in the interest charge is a direct consequence of the move to longer-term debt and the additional interest payable arising from a credit rating downgrade in March 2003.

The Group profit after tax and minority interest for the half year was £8.8m, in comparison with £138.4m in the prior year, a decrease entirely attributable to the reporting of £136.6m after-tax profit on non-operating exceptional items in 2002/03.

The basic earnings per share is 1.1p in comparison with 17.7p in the first half of 2002/03 but the adjusted diluted earnings per share, from which the exceptional items are excluded, has increased over the same period from 2.9p to 3.6p.

Other items affecting earnings

Amortisation of goodwill and copyrights, including that on associates, amounted to £24.5m in the first half in comparison with £22.7m last year because of the impact of recent acquisitions.

The Group reports operating exceptional costs of £21.8m and non-operating exceptional income of £20.5m as against £nil and £174.8m respectively in the first half of the prior year, the latter arising principally from the gain of £181.1m on the sale of HMV Group plc shares. The costs comprise £16.9m in respect of the product returns resulting from the retail destocking programme in Japan, consequent upon the sharp market deterioration and exacerbated by amended trading terms, and £4.9m in respect of a business reorganisation in Music Publishing. The income represents gains on sale of three properties.

In addition, £1.7m is reported as an exceptional finance cost, being the write-off of borrowing costs previously capitalised in relation to bank facilities that were terminated on 3 October 2003.

The Group tax charge for the first half, after amortisation and exceptional costs, was £6.0m as against £51.7m in the first half of last year. The underlying tax rate in each year was 30.0%.

The minority interest share reversed from a charge of £4.2m in the prior-year first half to a credit of £2.9m in 2003/04. This primarily reflects the change in the holding in Jobete and also the decline in profits in TOEMI.

In recognition of the solid results in a demanding marketplace, the Board declared an interim dividend of 2.0p per share, in line with the interim dividend last year.

Cash flow and net borrowings
The net cash flow from operating activities improved from an outflow of £147.0m last year to an inflow of £45.0m this year.

After net interest payments of £57.8m, tax payments of £14.5m, dividend payments to shareholders and minorities of £18.6m, payments in respect of acquisitions of £82.2m and net income from property sales, less capital spend, of £17.0m, the net debt movement increased by £111.1m. After currency exchange gains, the increase in net debt in comparison with 31 March 2003 was £87.0m. However, in comparison with 30 September 2002, net debt has fallen by £137.7m from £1,084.5m to £946.8m.

Treasury
On 2 and 3 October 2003, the Group completed a reorganisation of its borrowings with the objective of lengthening the maturity dates, thereby strengthening the base on which to build the underlying business, as well as diversifying the lender base and the currencies of borrowing. Two capital market issues were successfully completed; a high yield offering of €425m 8.625% Senior Notes maturing in 2013 and an offering of US$243.3m Guaranteed Convertible Bonds maturing in 2010. In parallel, certain of the existing Senior Notes were prepaid and the existing revolving credit bank facilities cancelled and new revolving credit bank facilities agreed.

Note: Industry share figures based on industry data from the IFPI.

Roger Faxon
Group Chief Financial Officer,
EMI Group plc

Auditor's Report

Independent review report to EMI Group plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 11 to 19. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

Ernst & Young LLP
Registered Auditor
London
18 November 2003

Consolidated profit and loss account

for the six months ended 30 September 2003 (unaudited)

		Six months ended 30 September 2003			Six months ended 30 September 2002		
	Notes	Total £m	Exceptional items and amortisation £m	Before exceptional items and amortisation £m	Before exceptional items and amortisation £m	Exceptional items and amortisation £m	Total £m
Group turnover	2	**960.3**	**–**	**960.3**	961.5	–	961.5
Group operating profit before exceptional items and amortisation		**79.7**	**–**	**79.7**	79.0	–	79.0
Operating exceptional items		**(21.8)**	**(21.8)**	**–**	–	–	–
Group operating profit (loss) before amortisation		**57.9**	**(21.8)**	**79.7**	79.0	–	79.0
Amortisation		**(24.4)**	**(24.4)**	**–**	–	(22.6)	(22.6)
Group operating profit (loss)	2&3	**33.5**	**(46.2)**	**79.7**	79.0	(22.6)	56.4
Share of operating profit in joint venture (discontinued)		**–**	**–**	**–**	0.4	–	0.4
Share of operating (losses) profits in associates		**(0.3)**	**(0.1)**	**(0.2)**	0.1	(0.1)	–
Total operating profit (loss)		**33.2**	**(46.3)**	**79.5**	79.5	(22.7)	56.8
Non-operating exceptional items	3	**20.5**	**20.5**	**–**	–	174.8	174.8
Profit (loss) before finance charges		**53.7**	**(25.8)**	**79.5**	79.5	152.1	231.6
Finance charges:							
Group (including associates)		**(41.8)**	**(1.7)**	**(40.1)**	(36.0)	–	(36.0)
Joint venture (discontinued)		**–**	**–**	**–**	(1.3)	–	(1.3)
Total finance charges	4	**(41.8)**	**(1.7)**	**(40.1)**	(37.3)	–	(37.3)
Profit (loss) on ordinary activities before taxation		**11.9**	**(27.5)**	**39.4**	42.2	152.1	194.3
Taxation on profit (loss) on ordinary activities	5	**(6.0)**	**5.8**	**(11.8)**	(13.5)	(38.2)	(51.7)
Profit (loss) on ordinary activities after taxation		**5.9**	**(21.7)**	**27.6**	28.7	113.9	142.6
Minority interests (equity)		**2.9**					(4.2)
Profit attributable to members of the Holding Company		**8.8**					138.4
Dividends (equity)	6	**(15.5)**					(15.6)
Transfer (from) to profit and loss reserve		**(6.7)**					122.8

Earnings per share (EPS)

	Six months ended 30 September 2003	Six months ended 30 September 2002
Basic earnings per Ordinary Share	**1.1p**	17.7p
Diluted earnings per Ordinary Share	**1.1p**	17.7p
Adjusted basic earnings per Ordinary Share	**3.6p**	2.9p
Adjusted diluted earnings per Ordinary Share	**3.6p**	2.9p

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the period

	Six months ended 30 September 2003	Six months ended 30 September 2002
US Dollar to £1	**1.62**	1.51
Euro to £1	**1.43**	1.58
Yen to £1	**189.03**	184.68

The results for the period have been translated into Sterling at the appropriate average exchange rates.

Consolidated balance sheet

at 30 September 2003 (unaudited)

	At 30 September 2003 £m	At 30 September 2002 £m
Fixed assets		
Music copyrights	**450.3**	462.1
Goodwill	**57.6**	59.2
Tangible fixed assets	**266.5**	274.3
Investments	**27.9**	54.7
	802.3	850.3
Current assets		
Stocks	**37.1**	36.7
Debtors, including deferred taxation	**875.8**	923.2
Investments: liquid funds	**1.1**	1.0
Cash at bank and in hand and cash deposits	**127.5**	111.0
	1,041.5	1,071.9
Creditors: amounts falling due within one year		
Borrowings	**(49.5)**	(38.6)
Other creditors	**(1,163.7)**	(1,127.4)
	(1,213.2)	(1,166.0)
Net current liabilities	**(171.7)**	(94.1)
Total assets less current liabilities	**630.6**	756.2
Creditors: amounts falling due after more than one year		
Borrowings	**(1,025.9)**	(1,157.9)
Other creditors	**(112.9)**	(41.3)
	(1,138.8)	(1,199.2)
Provisions for liabilities and charges	**(89.7)**	(144.0)
	(597.9)	(587.0)
Capital and reserves		
Called-up share capital	**110.4**	110.4
Share premium account	**445.8**	445.8
Capital redemption reserve and other reserves	**751.8**	751.8
Profit and loss reserve	**(1,996.9)**	(2,024.8)
Equity shareholders' funds	**(688.9)**	(716.8)
Minority interests (equity)	**91.0**	129.8
	(597.9)	(587.0)

Period-end exchange rates

	At 30 September 2003	At 30 September 2002
US Dollar to £1	**1.66**	1.57
Euro to £1	**1.43**	1.59
Yen to £1	**185.60**	191.45

The balance sheet has been translated into Sterling at the appropriate period-end exchange rates.

Statement of total recognised gains and losses
for the six months ended 30 September 2003 (unaudited)

	Six months ended 30 September 2003		Six months ended 30 September 2002	
	£m	£m	£m	£m
Profit for the period		**8.8**		138.4
Currency retranslation – Group	**11.1**		7.1	
Currency retranslation – joint venture (HMV Group plc – discontinued) and associates	**(0.2)**		(0.2)	
Other recognised gains		**10.9**		6.9
Total recognised gains and losses relating to the period		**19.7**		145.3

Reconciliation of movements in shareholders' funds
for the six months ended 30 September 2003 (unaudited)

	Notes	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
Opening shareholders' funds		**(639.1)**	(1,030.2)
Profit for the period		**8.8**	138.4
Dividends (equity)	6	**(15.5)**	(15.6)
Other recognised gains		**10.9**	6.9
Goodwill adjustments		**–**	183.7
Net increase in shareholders' funds		**4.2**	313.4
Closing shareholders' funds		**(688.9)**	(716.8)

Consolidated cash flow statement

for the six months ended 30 September 2003 (unaudited)

	Notes	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
Net cash inflow (outflow) from operating activities	a)	**45.0**	(147.0)
Dividends received from associates		**–**	0.1
Returns on investments and servicing of finance			
Net interest paid		**(57.8)**	(33.6)
Dividends paid to minorities		**(2.9)**	(6.5)
Net cash outflow from returns on investments and servicing of finance		**(60.7)**	(40.1)
Tax paid		**(14.5)**	(12.2)
Net cash inflow from capital expenditure and financial investment		**17.0**	143.9
Net cash outflow from acquisitions and disposals	7	**(82.2)**	(6.4)
Equity dividends paid		**(15.7)**	–
Net cash outflow before management of liquid resources and financing		**(111.1)**	(61.7)
Management of liquid resources	b)	**(1.7)**	0.4
Financing:			
New loans	b)	**201.0**	818.1
Loans repaid	b)	**(79.1)**	(722.9)
Net cash inflow from management of liquid resources and financing		**120.2**	95.6
Increase in cash	b)	**9.1**	33.9

Reconciliation of net cash flow to movement in net debt

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
Increase in cash	**9.1**	33.9
Cash outflow (inflow) from increase (decrease) in liquid resources	**1.7**	(0.4)
Cash inflow from increase in loans	**(201.0)**	(818.1)
Cash outflow from repayment of loans	**79.1**	722.9
Change in net debt resulting from cash flows	**(111.1)**	(61.7)
Loans acquired	**(0.4)**	(5.5)
Exchange differences	**24.5**	40.6
Movement in net debt	**(87.0)**	(26.6)
Net debt at beginning of period	**(859.8)**	(1,057.9)
Net debt at end of period	**(946.8)**	(1,084.5)

Notes to the consolidated cash flow statement

for the six months ended 30 September 2003 (unaudited)

a) Reconciliation of operating profit to net cash flow from operating activities

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
Group operating profit	**33.5**	56.4
Depreciation charge	**19.0**	21.2
Amortisation charge:		
Music copyrights	**22.3**	20.8
Goodwill	**2.1**	1.8
Amounts provided	**3.9**	7.2
Provisions utilised	**(21.1)**	(59.4)
(Increase) decrease in working capital:		
Stock	**(0.9)**	0.5
Debtors	**39.9**	(86.0)
Creditors	**(53.7)**	(109.5)
Net cash inflow (outflow) from operating activities	**45.0**	(147.0)

b) Analysis of movement in the Group's net borrowings in the period

	At 1 April 2003 £m	Cash flow £m	Acquisitions (disposals) £m	Exchange movement £m	**At 30 September 2003 £m**
Cash at bank and in hand	99.9	25.1	–	1.1	**126.1**
Overdrafts	(25.0)	(16.0)	–	1.7	**(39.3)**
Cash	74.9	9.1	–	2.8	**86.8**
Debt due after more than one year	(920.5)	(127.0)	–	21.6	**(1,025.9)**
Debt due within one year	(12.8)	3.0	(0.4)	0.1	**(10.1)**
Finance leases	(2.2)	2.1	–	–	**(0.1)**
Financing	(935.5)	(121.9)	(0.4)	21.7	**(1,036.1)**
Investments: liquid funds	0.5	0.6	–	–	**1.1**
Cash deposits	0.3	1.1	–	–	**1.4**
Liquid resources	0.8	1.7	–	–	**2.5**
Total	(859.8)	(111.1)	(0.4)	24.5	**(946.8)**

Cash inflow on financing of £(121.9)m is split between new loans of £(201.0)m and loans repaid of £79.1m.

The Group has cash and liquid resources balances of £24.5m held with banks within the UK and £104.1m held with banks outside, but freely transferable to, the UK.

The following definitions have been used:
Cash: Overdrafts, cash in hand and deposits repayable on demand if available within 24 hours without penalty.
Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.
Financing: Borrowings, less overdrafts which have been treated as cash.

Notes to the financial statements

for the six months ended 30 September 2003 (unaudited)

1. Accounting policies – basis of preparation

The interim financial information comprises the accounts of the Company and its subsidiaries prepared under the historic cost convention and in accordance with applicable accounting standards. The results for the six months ended 30 September 2003 and 30 September 2002 represent continuing operations, except where expressly stated on the consolidated profit and loss account and in the notes to the financial statements.

The interim financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 31 March 2003. Statutory accounts for the year ended 31 March 2003, which incorporate an unqualified auditor's report, have been filed with the Registrar of Companies.

2. Segmental analyses

	Six months ended 30 September 2003			Six months ended 30 September 2002		
	Turnover £m	**Operating profit £m**	**Operating assets £m**	Turnover £m	Operating profit £m	Operating assets £m
By class of business:						
Recorded Music	**758.6**	**28.2**	**202.9**	759.3	28.0	252.4
Music Publishing	**201.7**	**51.5**	**406.9**	202.2	51.0	443.3
Group	**960.3**	**79.7**	**609.8**	961.5	79.0	695.7
Operating exceptional items and amortisation:						
Recorded Music		**(20.6)**			(2.8)	
Music Publishing		**(25.6)**			(19.8)	
Group operating profit		**33.5**			56.4	
By origin:						
United Kingdom	**129.3**	**22.3**	**49.6**	135.4	20.9	85.4
Rest of Europe	**303.0**	**17.0**	**64.3**	272.1	17.2	39.3
Latin America	**16.8**	**(5.4)**	**3.8**	26.2	(2.7)	6.7
North America	**328.5**	**43.2**	**359.2**	333.6	19.9	440.6
Asia Pacific	**173.8**	**1.7**	**127.5**	187.5	23.2	115.9
Other	**8.9**	**0.9**	**5.4**	6.7	0.5	7.8
Group	**960.3**	**79.7**	**609.8**	961.5	79.0	695.7

Turnover and operating profit exclude the Group's share of amounts relating to the joint venture (HMV Group plc – discontinued) and associates.

Operating assets include deferred consideration of £25.7m. This amount is not conditional upon the satisfaction of future performance criteria.

3. Exceptional items

(i) Operating exceptional items

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
Impact of retail destocking in Japan, including amended returns terms	**(16.9)**	–
Reorganisation costs*	**(4.9)**	(4.2)
Release of overprovision for reorganisation costs charged in prior year	**–**	4.2
Total	**21.8**	–

The attributable tax benefit is £7.4m (2002/03: £nil).

* The 2003/04 costs refer to headcount reduction and system write-offs in Music Publishing (2002/03 – headcount reduction in Recorded Music).

(ii) Non-operating exceptional items

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
Net gain (provision for loss) on sale of fixed assets and investments	**20.5**	19.2
Profit on sale of HMV Group plc, including goodwill of £262.5m	**–**	181.1
(Loss) on sale of subsidiary undertaking, including goodwill of £8.4m	**–**	(25.5)
Total	**20.5**	174.8

The attributable tax charge is £1.6m (2002/03: £38.2m).

4. Finance charges

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
Interest payable on:		
Bank overdrafts and loans	**33.5**	29.5
Other	**7.6**	8.8
	41.1	38.3
Interest receivable on:		
Bank balances	**(0.9)**	(1.0)
Other	**(0.1)**	(1.3)
	(1.0)	(2.3)
Group finance charges (including associates)	**40.1**	36.0
Joint venture finance charges (HMV Group plc – discontinued)	**–**	1.3
Exceptional refinancing costs	**1.7**	–
Total	**41.8**	37.3

Finance charges for associates are £nil (2002/03: £nil).

5. Taxation

The tax charge for the six months ended 30 September 2003 has been calculated by reference to the proforma tax rate for the year ending 31 March 2004. The total tax charge of £6.0m (2002/03: £51.7m) includes £5.8m credit on exceptional items (2002/03: £38.2m charge).

The Group's share of the tax for the joint venture (HMV Group plc – discontinued) was £nil (2002/03: credit of £0.3m).

6. Dividends (equity)

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m
Ordinary dividends:		
Interim	**15.8**	15.8
Adjustment to the 2003 final dividend	**(0.3)**	–
Adjustment to the 2002 final dividend	**–**	(0.2)
Total	**15.5**	15.6

The interim dividend of 2.0p per share will be paid on 2 April 2004 to shareholders on the register at the close of business on 5 March 2004.

7. Investments

The Group acquired a further 30.0% of Jobete Music Co., Inc. on 10 April 2003, for a consideration of US$109.3m. It had acquired an initial 50.0% of Jobete Music Co., Inc. in 1997. Jobete Music Co., Inc. owns the Jobete song catalogue, one of the world's premier music publishing catalogues containing the classic standards of the Motown era. The minority shareholder has the right to require the Group to buy the remaining shareholding at a date not earlier than April 2004 and not later than April 2005, failing which the Group has the option, exercisable in October 2005, to purchase the shareholding. The consideration payable for the remaining 20.0% will be not less than US$75.1m and not more than US$86.3m.

The accounting for this transaction had not been finalised at 30 September 2003, as is allowed by accounting standards. The full acquistion accounting and disclosure will be included in the financial statements for the year ending 31 March 2004. At 30 September 2003, the minority interest has been reduced by £34.6m, to reflect the buyout of 30.0%, with the excess consideration paid being reflected as an addition to music copyrights, £33.4m, until the accounting is finalised.

Cash consideration paid in respect of other investments during the period totalled £14.5m, offset by cash acquired of £0.3m.

8. Post balance sheet event

On 2 and 3 October 2003, the Group completed a major restructuring of its borrowings. Five separate but related transactions were completed:
a) the issue of €425m 8.625% Senior Notes due 2013;
b) the issue of US$243.3m Guaranteed Convertible Bonds due 2010;
c) the cancellation of the existing revolving credit bank facilities due 2005;
d) the finalisation of a new £250m revolving credit bank facility due 2007; and
e) prepayment of US$25m Senior Notes due 2012 and US$31.25m Senior Notes due 2009.

These transactions and their related costs will be reported in the full year.

Investor Information

Financial calendar
Results announcements
Final to 31 March 2004:
24 May 2004*
Interim to 30 September 2004:
19 November 2004*

AGM and Reports
2004 Annual Report:
8 June 2004*
2004 Annual General Meeting:
13 July 2004*
2004 Interim Report:
26 November 2004*

Dividend payment dates
2004 interim: payable on 2 April 2004 to shareholders on the register of members at the close of business on 5 March 2004
2004 final: payable on 1 October 2004* to shareholders on the register of members at the close of business on 3 September 2004*

*Proposed dates

Lloyds TSB Registrars
Questions about shareholdings, or changes of address or any other particulars, should be sent to: *Lloyds TSB Registrars, Shareholder Services, The Causeway, Worthing, West Sussex BN99 6DA, UK.*
A helpline, available at local call rates in the UK only, operates during normal office hours on *0870 600 3984*. Shareholders outside the UK should call *+44 121 415 7060.*

www.shareview.co.uk
Lloyds TSB Registrars have a website at: *www.shareview.co.uk* where shareholders can view information about their shareholdings, as well as find information on how to register a change of name and what to do if a share certificate is lost. There are also facilities to download forms relating to changes of address, dividend mandates and stock transfers.

Multiple accounts
If shareholders receive multiple copies of the Group's Annual or Interim Reports, due to differing name and address details, they should write to Lloyds TSB Registrars requesting that their accounts be amalgamated.

Payment of dividends to bank or building society accounts
Shareholders who wish to have their dividends paid directly into their UK bank or building society account, with the related tax voucher being sent to their registered address, should request a dividend mandate form from Lloyds TSB Registrars, or download the form from *www.shareview.co.uk*

Payment of dividends to overseas shareholders
Arrangements can be made for shareholders in a range of countries outside the UK to have their dividends paid directly into their bank account in their local currency. To find out if such a service can be made available to you, please contact Lloyds TSB Registrars on *+44 121 415 7060.*

Share dealing service #
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of selling EMI Group plc shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call *0870 850 0852* between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to *www.shareview.co.uk/dealing.* You will need your shareholder reference number shown on your share certificate.

ShareGift
If you have a small number of EMI Group plc shares, with a value that makes it uneconomic to sell them, you may donate the shares to charity through the ShareGift scheme operated by The Orr Mackintosh Foundation. Further information on ShareGift can be obtained from their website at *www.sharegift.org* or by calling *020 7337 0501.*

Individual Savings Account (ISA) – Lloyds TSB Bank Plc #
Lloyds TSB Bank Plc can provide a single company ISA for EMI Group plc Ordinary Shares. Details of this ISA, which is only available to UK-resident shareholders, may be obtained from Lloyds TSB Registrars by writing to them at: *The Causeway, Worthing, West Sussex BN99 6UY,* or by calling their ISA helpline on *0870 24 24 244.*

Monthly Purchase Plan (MPP) – Lloyds TSB Bank Plc #
Lloyds TSB Bank Plc provides an MPP for EMI Group plc Ordinary Shares. Information about this MPP may be obtained by writing to: *Lloyds TSB Registrars Scotland, PO Box 28448, Edinburgh EH4 1QW,* or by calling their MPP helpline on *0870 60 60 268.*

American Depositary Receipts (ADRs)
The Company's ADRs trade on the Over-the-Counter market, with one American Depositary Share (ADS) representing two EMI Group plc Ordinary Shares. JP Morgan Chase Bank is the Depositary for the Company's ADSs. Enquiries should be directed to:
JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA;
Tel: *1-800 428 4237* (toll-free in the USA) or *1-781 575 4328;*
Website: *www.adr.com*

£/US$ dividend conversion facility
This service enables holders of Ordinary Shares who are resident in the US to receive their dividends in US Dollars rather than Sterling. Details of this facility may be obtained from:
DB Services Tennessee, Inc., PO Box 305050, Nashville, Tennessee 37230, USA;
Tel: *1-615 835 3100.*

UK capital gains tax information
The market value of the Ordinary Shares of EMI Group plc (then known as THORN EMI plc) held on 31 March 1982, as adjusted for subsequent capitalisation issues, was 408.15p per share.

The base cost of EMI Group plc Ordinary Shares acquired prior to the demerger of 19 August 1996 will need to be apportioned between EMI Group plc Ordinary Shares of 25p each and Thorn plc Ordinary Shares of 25p each in the proportion 78.8% to 21.2%.

The base cost of EMI Group plc Ordinary Shares of 25p each held prior to the share capital reorganisation of 21 July 1997 will then need to be apportioned between the new Ordinary Shares of 14p each and the former B Shares of 114.5p each in the proportion 89.4% to 10.6%.

Share price information
In the UK, the market price of EMI Group plc Ordinary Shares is available on Ceefax and Teletext, or by calling the FT Cityline service on *0906 843 4214* or *0906 003 4214* (calls charged at 60p per minute).

Unsolicited mail
By law, the EMI Group plc share register has to be available for public viewing. If you wish to avoid receiving unsolicited mail from other organisations, please write to: *Mailing Preference Service, Freepost 22, London W1E 7EZ,* or call *08457 034599* for an application form.

Annual and Interim Reports
Copies of the Group's previous Annual and Interim Reports are available from the Corporate Communications Department at the address shown below in italics, or, for 1997 onwards, on the EMI Group website at the address shown under Website/general enquiries below.

Social Responsibility Report and information
The Group's Social Responsibility Report for 2003 is available on the EMI Group website at the address shown below. The printed version and further information on social responsibility matters may be obtained from the Corporate Communications Department at the address shown under Website/general enquiries below.

Website/general enquiries
The EMI Group website provides news and financial information about the Group, as well as its Recorded Music and Music Publishing businesses, together with links to its recorded music labels.

General enquiries may be addressed to the Corporate Communications Department at:
EMI Group plc, 27 Wrights Lane, London W8 5SW, UK;
Tel: *020 7795 7000;*
callers from outside the UK should call: *+44 20 7795 7000;*
Website: *www.emigroup.com*

The publication of the information in respect of Shareview Dealing, Individual Savings Accounts and the Monthly Purchase Plan has been approved, for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000, by Lloyds TSB Bank Plc, part of the Lloyds TSB Group, which is regulated by the Financial Services Authority.

Design
SEA

Print
MM Print Ltd

Music from EMI

EMI Group plc
27 Wrights Lane
London
W8 5SW

Telephone
020 7795 7000
www.emigroup.com

Registered in
England and Wales
Number 229231